EXHIBIT 1

FOR RELEASE MARCH 6, 2006	CONTACT: Sonia Ross (403) 295-4532

NovAtel Inc. Reports Record Financial Results for the Full Year 2005

(Calgary, Alberta, Canada, March 6, 2006) — NovAtel Inc. (NASDAQ: NGPS), a precise positioning technology company, today announced its financial results for the fourth quarter and full year ended December 31, 2005.

Revenues in the fourth quarter 2005 were CDN $16.2 million (US $13.6 million) compared to CDN $14.4 million (US $11.6 million) in the similar period a year ago. The Company is reporting net income for the fourth quarter 2005 of CDN $5.1 million (US $4.3 million) or CDN $0.58 (US $0.49) per share (diluted) compared to a net income of CDN $5.8 million (US $4.7 million) or CDN $0.67 (US $0.54) per share (diluted) in the similar period a year ago.

Revenues in the twelve months ended December 31, 2005 were CDN $63.3 million (US $51.9 million) compared to CDN $53.9 million (US $41.4 million) in the similar period a year ago. The Company is reporting net income for the twelve months ended December 31, 2005 of CDN $16.7 million (US $13.7 million) or CDN $1.91 (US $1.57) per share (diluted) compared to a net income of CDN $12.8 million (US $9.8 million) or CDN $1.51 (US $1.16) per share (diluted), in 2004.

“I am very pleased to announce another record year for NovAtel, with both revenue and net income reaching new historical levels,” stated Jon Ladd, President and CEO. “For the full year 2005, we grew revenue by 17% and net income by 30%, compared to 2004. An important element of our long-term goal of increasing shareholder value is continued substantial investment in research and development. In 2005, we invested 17% of revenue in R&D while still maintaining our operating income margins at about 22% of revenue. Our success continues to be driven by executing our core strategy of building market share with large OEM customers and emerging system integrators.”  The growth in revenue and net income in 2005 was driven by such factors as strong sales of precise positioning system components into the surveying/mapping market and higher product shipments into China.

NovAtel’s Executive Vice President and CFO, Werner Gartner, commented, “The 17% growth in reported year-over-year 2005 revenue was achieved after absorbing the impact of the lower US dollar relative to the Canadian dollar. Our full year 2005 revenues grew at approximately 25% in US dollars, the base currency of the majority of our revenues.”

The net income for the full year 2005 includes the benefit of recognizing CDN $2.4 million or $0.27 per share (diluted) of future income tax assets, related to the tax benefit of existing tax shields that the Company expects to use to offset earnings in the foreseeable future, compared to CDN $3.2 million or CDN $0.38 per share (diluted) in 2004.

The Company’s fourth quarter 2005 revenue in its Special Applications category grew by 17% over the similar period in 2004. The majority of this year-over-year revenue increase is attributable to higher product shipments into China and the US across a number of vertical market applications.

Revenue from the Company’s Aerospace and Defence category in the fourth quarter of 2005 increased by 40% over the similar period a year ago. “During the fourth quarter 2005, we shipped additional Wide Area Augmentation System (WAAS) receivers to Raytheon Company in support of the US FAA WAAS program. We also recognized revenue from the first stages of a contract we announced in December, to develop the Navigation Ground Reference Receiver for Europe’s future Galileo system,” stated Ladd. “This contract was a significant win for NovAtel, as it further demonstrates our technological leadership and positions us for future involvement in this significant European initiative.”

NovAtel’s fourth quarter 2005 revenue in its Geomatics category decreased 17% over the similar period a year ago, due to rescheduling shipments related to a new product launch into the first quarter of 2006. Revenue in this category is primarily attributable to revenues related to Point, Inc., NovAtel’s joint venture with Sokkia Co., Ltd.

“Our significant investment in R&D over the last few years has been focused on developing next generation GPS-Plus technologies,” Ladd continued. “As a result, the first members of our new OEMV family of precise positioning components will be available to customers by the end of March 2006. These products support the new modernized GPS signals as well as signals from the growing Russian constellation of GLONASS satellites. Our new OEMV product family is an excellent example of how our development teams drive technical innovation and integration creating compelling price/performance and return on investment for our customers worldwide.”

Gartner stated, “The growth in revenue, combined with strong gross margins, resulted in operating income of CDN $3.8 million in the fourth quarter of 2005, compared to CDN $2.5 million in the fourth quarter of 2004. For the full year 2005, operating income increased by 49% over 2004. In terms of cash flow, in the fourth quarter 2005, we generated positive cash flow from operations of CDN $5.7 million, increasing our cash/short term investments balance to CDN $35.1 million. Building a strong balance sheet is central to our growth strategy.”

The acquisition of Waypoint Consulting Inc. on October 1, 2005 contributed approximately CDN $0.5 million in revenue and CDN $0.2 million to net income in the fourth quarter of 2005.

Ladd concluded, “We plan to continue to acquire technologies, product lines and businesses which align with our strategy of building a broader base of precise positioning technology in order to service the growing requirements of our current customers and to access new markets.”

Foreign Exchange

Although approximately 95% of the Company’s revenues are earned in US dollars, the Company’s financial results are reported in Canadian dollars and in accordance with Canadian generally accepted accounting principles. The CDN/US dollar exchange rate has declined from an average rate of approximately CDN $1.30 per US dollar in all of 2004 to a rate of CDN $1.17 per US dollar as of December 31, 2005.

The US dollar financial information presented above is translated from the Canadian dollar financial information at the average rates in effect during the relevant reporting periods, as follows:

	Three months ended		Twelve months ended
	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004
Canadian dollar per US dollar	$1.186	$1.238	$1.218	$1.304

* * * * *

During the conference call scheduled for this afternoon, the Company will be providing updates and further information on the following:  revenues from the Special Applications, Aerospace & Defence and Geomatics categories; Point, Inc.; the Company’s involvement with the European Union’s satellite navigation system; the performance of its recent acquisition of Waypoint Consulting Inc.; long-term trends; and tax issues.

The Company will have a conference call today at 4:30 p.m. ET. Participants may access the NovAtel Inc. conference call by dialing 1-888-280-8771 (North America) or 416-695-7848 (International). This call is also being web cast and can be accessed at NovAtel’s web site www.novatel.com or at www.fulldisclosure.com.

A replay of the conference call will be available until March 13, 2006 by dialing 1-888-509-0081 (North America) or 416-695-5275 (International), or until May 15, 2006 at the web addresses noted above.

The web cast is also being distributed over CCBN’s Investor Distribution Network to both institutional and individual investors. Individual investors can listen to the call through CCBN’s individual investor centre at www.fulldisclosure.com or by visiting any of the investor sites in CCBN’s Individual Investor Network such as America Online’s Personal Finance Channel, Fidelity Investments® (Fidelity.com) and others. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com).

About NovAtel

NovAtel designs, markets and sells high-precision GPS and other positioning components and sub-systems used in a wide variety of commercial applications principally in the aviation, geomatics (surveying and mapping), mining, precision agriculture, marine and defence industries. NovAtel is also the principal supplier of reference receivers to national aviation ground networks in the US, Japan, Europe, China and India. NovAtel’s solutions combine hardware, such as receivers and antennas, with software to enable its customers to fully integrate the Company’s high-precision GPS technology into their respective products and systems. NovAtel, an ISO 9001 certified company, is focused on supplying core high-precision positioning technology to OEMs and system integrators who build systems for various end market applications. For more information, visit www.novatel.com.

Certain statements in this news release, including those about the Company’s future plans and intentions, long-term growth prospects, levels of activity or other future events, are forward-looking statements. These forward-looking statements are not based on historical facts but rather on management’s current expectations regarding NovAtel’s future growth, results of operations, performance, future capital and other expenditures, competitive advantages, business prospects and opportunities. Wherever possible, words such as “anticipate”, “believe”, “expect”, “may”, “could”, “will”, “potential”, “intend”, “estimate”, “should”, “plan”, “predict”, “forecast” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements, including operating results of the Company’s joint venture Point, Inc. (“Point”), impact and timing of large orders, U.S. dollar to Canadian dollar exchange rate fluctuations, establishing and maintaining effective distribution channels, timely launch of new products, certification and market acceptance of NovAtel’s new products, impact and timing of large orders, credit risks of customers and the Company’s joint venture Point, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, the ability to maintain supply of products from subcontract manufacturers, the procurement of components to build products, product defects, the impact of industry consolidations, vulnerability to general economic, market and business conditions, competition, environmental and other actions by governmental authorities, reliance on key personnel and other factors described in the Company’s Form 20-F for the year ended December 31, 2004 and other SEC filings, many of which are beyond the control of NovAtel. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. These forward-looking statements are made as of the date of this news release, and NovAtel assumes no obligation to update or revise them to reflect new events or circumstances.

NOVATEL INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, Canadian dollars)

(Unaudited)

	Dec. 31, 2005	Dec. 31, 2004
ASSETS

Current assets:
Cash and cash equivalents	$2,721	$8,949
Short-term investments	32,363	14,410
Accounts receivable	10,694	9,413
Related party receivables	1,331	1,591
Related party notes receivable	1,552	1,614
Inventories	5,436	5,191
Prepaid expenses and deposits	599	268
Future income tax asset	2,370	1,286
Total current assets	57,066	42,722

Capital assets	3,095	3,447
Intangible assets	4,722	2,515
Goodwill	1,494	—
Deferred development costs	1,657	2,359
Future income tax asset	3,221	1,903
Total assets	$71,255	$52,946

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$9,784	$9,148
Related party payables	15	345
Note payable	1,552	1,614
Deferred revenue	752	755
Provision for future warranty costs	693	538
Total current liabilities	12,796	12,400

Deferred gain on sale/leaseback of capital assets	342	453
Total liabilities	13,138	12,853

Shareholders’ equity:
Capital stock	39,667	38,870
(Common shares issued and outstanding: 8,365 at Dec. 31, 2005 and 8,260 at Dec. 31, 2004)
Contributed surplus	953	442
Retained earnings	17,497	781
Total shareholders’ equity	58,117	40,093
Total liabilities and shareholders’ equity	$71,255	$52,946

NOVATEL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

 (in thousands, Canadian dollars, except per share data)

(Unaudited)

	Three months ended		Twelve months ended
	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004
Revenues:
Product sales	$14,501	$13,705	$59,306	$48,802
NRE fees	1,656	666	3,989	5,130
Total revenues	16,157	14,371	63,295	53,932

Cost of sales:
Cost of product sales	5,050	5,708	22,323	19,586
Cost of NRE fees	855	493	2,313	2,917
Total cost of sales	5,905	6,201	24,636	22,503

Gross profit	10,252	8,170	38,659	31,429

Operating expenses:
Research and development	3,056	2,758	10,882	9,588
Selling and marketing	1,480	1,218	6,387	5,751
General and administration	1,928	1,377	7,082	5,312
Foreign exchange loss	19	320	255	595
Share offering costs	—	12	—	754
Total operating expenses	6,483	5,685	24,606	22,000

Operating income	3,769	2,485	14,053	9,429

Interest income, net	246	118	787	313
Other expense	(12)	(15)	(72)	(67)
Benefit of investment tax credits	556	4,356	1,592	4,356

Income from continuing operations before income taxes	4,559	6,944	16,360	14,031

Income taxes
Current provision	549	2,276	2,046	2,328
Future income tax expense (benefit)	(1,121)	(1,091)	(2,402)	(1,091)

Income from continuing operations	5,131	5,759	16,716	12,794

Income from discontinued operations	—	21	—	21

Net income	$5,131	$5,780	$16,716	$12,815

Net income per share (basic)	$0.61	$0.71	$2.01	$1.59

Weighted average shares outstanding (basic)	8,352	8,156	8,298	8,063

Net income per share (diluted)	$0.58	$0.67	$1.91	$1.51

Weighted average shares outstanding (diluted)	8,825	8,639	8,763	8,500